Exhibit 99.1

Seanergy Maritime Reports Financial Results for the First Quarter Ended
March 31, 2023 and Declares Quarterly Dividend of $0.025 Per Share

Highlights (in million USD, except EPS)
	Q1 2023	Q1 2022
Net Revenues	$18.0	$29.7
Net (loss) / income	$(4.2)	$3.7
Adjusted net (loss) / income[1]	$(0.3)	$7.7
EBITDA[1]	$8.2	$12.8
Adjusted EBITDA[1]	$3.9	$16.8

(Loss) / earnings per Share Basic[1,2]	$(0.23)	$0.21
(Loss) / earnings per Share Diluted[1,2]	$(0.23)	$0.21
Adjusted (loss) / earnings per share Basic[1,2]	$(0.02)	$0.44
Adjusted (loss) / earnings per share Diluted[1,2]	$(0.02)	$0.43

Other Highlights and Developments:

◾
Quarterly cash dividend of $0.025 per share for Q1 2023 - resulting in total cash dividends of $1.30 per share or $23.4 million declared since March 2022, in addition to the spin-off and distribution of shares of United Maritime Corporation in July 2022

◾	New financing and refinancing transactions of $53.8 million on improved terms adding approx. $15.0 million of extra liquidity
◾	Elimination of 92% of the original $38.7 million convertible note, following the $8.0 million repayment in Q1 2023
◾	$0.85 million open market common shares purchases by Seanergy’s management
◾	Repurchased 47% of the outstanding Class E Warrants through a tender offer

May 25, 2023 – Athens, Greece – Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) (NASDAQ: SHIP), announced today its financial results for the first quarter ended March 31, 2023, and declared a quarterly dividend of $0.025 per share for the first quarter of 2023.

For the quarter ended March 31, 2023, the Company generated Net Revenues of $18.0 million, compared to $29.7 million in the first quarter of 2022. EBITDA and Adjusted EBITDA for the quarter were $8.2 million and $3.9 million, respectively, compared to $12.8 million and $16.8 million, respectively, for the same period of 2022. Net Loss and Adjusted Net Loss for the quarter were $4.2 million and $0.3 million, respectively, compared to Net Income of $3.7 million and Adjusted Net Income of $7.7 million in the first quarter of 2022. The daily Time Charter Equivalent (“TCE”3) of the fleet for the first quarter of 2023 was $11,005, compared to $19,357 in the same period of 2022.

Cash and cash-equivalents and restricted cash, as of March 31, 2023, stood at $20.5 million. Shareholders’ equity at the end of the first quarter was $219.9 million. Long-term debt (senior loans, convertible note and other financial liabilities) net of deferred charges stood at $225.8 million, while the book value of the fleet was $428.2 million.

1 Adjusted earnings / (loss) per share, Adjusted Net Income / (loss), EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted earnings / (loss) per share, Adjusted Net Income / (loss), EBITDA and Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure.
2 All references to number of shares, share prices, warrant prices and “per share” figures in this document are adjusted to reflect the one-for-ten reverse stock split effected on February 16, 2023.
3 TCE rate is a non-GAAP measure. Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“In the first quarter of 2023, the Capesize market went through a period of seasonal weakness, with rates averaging a mere $9,144 per day. This now appears to be behind us. Charter rates for most of the second quarter have recovered to profitable levels, averaging $17,420 per day, while secondhand Capesize values have improved considerably since the start of the year with healthy sales and purchase activity. We are therefore encouraged to see the sector performing well during a period characterized by unwinding port congestion, adverse seasonality, and demand fluctuations. Based on our positive outlook, our board of directors has approved another quarterly dividend of $0.025 per share for the first quarter of 2023. I have also increased my personal investment in the Company’s common shares and intend to resume my open market purchases after the results and in line with our internal trading policy and restrictions.

“With regards to our commercial performance for the first quarter, our daily TCE of approximately $11,005 significantly outperformed the Baltic Capesize Index (“BCI”) for the period, which averaged $9,144. We are pleased to see our fleet consistently outperforming the BCI and we expect this to continue due to the quality of our vessels and the implementation of our hedging strategy. The improvement in the Capesize FFA market has given us the opportunity to convert approximately 25% of our remaining fleet days for 2023 to a fixed average daily rate of approximately $20,500. For the second quarter of 2023, we expect to achieve a TCE of approximately $18,8504. We believe that this improvement in market conditions from the end of the first quarter will lead to a significant step up in our profitability for the rest of the year.

“Furthermore, our balance sheet position remains strong, with a loan to value ratio below 50% as of the end of the quarter, which allows us to remain consistent with our strategy regardless of short-term market volatility. To this end, in the first quarter we have delivered the two older ships of our fleet to United Maritime Corporation (“United”) for a sizeable gain, while in April we completed three refinancings which led to the release of approximately $15.0 million of additional liquidity and the further decrease of our cost of debt. Through these transactions, we are advancing towards our aim of the renewal of our fleet, whilst improving our financial flexibility.

“Looking towards the rest of the year, the increased seaborne iron ore supply from major miners along with the reduction of iron ore inventories in China to levels comparable to what was seen before 2021, make us optimistic about Capesize demand. Moreover, we expect historically low fleet growth to underpin a strong earnings environment for Capesize vessels even during periods of muted demand growth. Within this environment, we aim to preserve a reasonable balance between returning capital to shareholders and investing selectively in vessels that are likely to produce high returns on capital.

“Seanergy is well positioned to benefit from the positive trend in the Capesize market. We are focused on seeking opportunities to modernize our fleet and improve our carbon footprint, while maintaining our focus on shareholder returns, as evidenced by the high levels of shareholder rewards, through securities buybacks the United spin-off and shares distribution and cash dividends, attained over the past two years.”

Company Fleet:

Vessel Name	Capacity (DWT)	Year Built	Yard	Scrubber Fitted	Employment Type	FFA conversion option(1)	Minimum T/C expiration	Maximum T/C expiration(2)	Charterer
Fellowship	179,701	2010	Daewoo	-	T/C Index Linked	Yes	06/2024	11/2024	Anglo American
Worldship	181,415	2012	Koyo – Imabari	Yes	T/C Index Linked	Yes	09/2023	01/2024	Cargill
Championship	179,238	2011	Sungdong SB	Yes	T/C Index Linked	Yes	04/2025	10/2025	Cargill
Flagship	176,387	2013	Mitsui	-	T/C Index Linked	Yes	05/2026	07/2026	Cargill
Patriotship	181,709	2010	Imabari	Yes	T/C Index Linked	Yes	11/2023	06/2024	Glencore
Knightship	178,978	2010	Hyundai	Yes	T/C Index Linked	Yes	10/2024	12/2024	Glencore
Premiership	170,024	2010	Sungdong SB	Yes	T/C Index Linked	Yes	04/2024	06/2024	Glencore
Squireship	170,018	2010	Sungdong SB	Yes	T/C Index Linked	Yes	05/2024	07/2024	Glencore
Dukeship	181,453	2010	Sasebo	-	T/C Index Linked	Yes	04/2024	09/2024	NYK
Hellasship	181,325	2012	Imabari	-	T/C Index Linked	Yes	12/2023	03/2024	NYK

4 Please refer to our detailed Second Quarter 2023 TCE Guidance and footnote 5 below.

Honorship	180,242	2010	Imabari	-	T/C Index Linked	Yes	02/2024	07/2024	NYK
Geniuship	170,057	2010	Sungdong SB	-	T/C Index Linked	Yes	04/2024	08/2024	NYK
Friendship	176,952	2009	Namura	-	T/C Index Linked	Yes	12/2023	03/2024	NYK
Paroship	181,415	2012	Koyo -Imabari	Yes	T/C Index Linked	Yes	10/2023	12/2023	Oldendorff
Partnership	179,213	2012	Hyundai	Yes	T/C Index Linked	Yes	08/2023	11/2023	Uniper
Lordship	178,838	2010	Hyundai	Yes	T/C Index Linked	Yes	07/2023	10/2023	Uniper
Total / Average age	2,846,965	12.3	-	-	-	-	-	-	-

(1)	The Company has the option to convert the index-linked rate to fixed for periods ranging between 1 and 12 months, based on the prevailing Capesize FFA Rate for the selected period.

(2)	The latest redelivery date does not include any additional optional period.

Fleet Data:

(U.S. Dollars in thousands)
	Q1 2023	Q1 2022
Ownership days (1)	1,539	1,530
Operating days (2)	1,520	1,482
Fleet utilization (3)	98.8%	96.9%
TCE rate (4)	$11,005	$19,357
Daily Vessel Operating Expenses (5)	$6,922	$6,444

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. Operating days include the days that our vessels are in ballast voyages without having finalized agreements for their next employment.

(3)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q1 2023	Q1 2022
Vessel revenue, net	17,384	29,666
Less: Voyage expenses	657	979
Time charter equivalent revenues	16,727	28,687
Operating days	1,520	1,482
TCE rate	$11,005	$19,357

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre delivery costs, by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q1 2023	Q1 2022
Vessel operating expenses	10,913	9,912
Less: Pre-delivery expenses	260	53
Vessel operating expenses before pre-delivery expenses	10,653	9,859
Ownership days	1,539	1,530
Daily Vessel Operating Expenses	$6,922	$6,444

Net income / (loss) to EBITDA and Adjusted EBITDA Reconciliation:

(In thousands of U.S. Dollars)
	Q1 2023	Q1 2022
Net (loss) / income	(4,185)	3,671
Net interest and finance cost	5,261	2,850
Depreciation and amortization	7,077	6,265
EBITDA	8,153	12,786
Stock based compensation	3,680	2,679
Loss on extinguishment of debt	110	1,279
Loss on forward freight agreements, net	50	36
Gain on sale of vessel	(8,094)	-
Adjusted EBITDA	3,899	16,780

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represents the sum of net income / (loss), net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, loss on forward freight agreements, net, loss on extinguishment of debt, and the non-recurring gains on sale of vessel, which the Company believes are not indicative of the ongoing performance of its core operations.

EBITDA and adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. EBITDA and adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Adjusted Net income / (loss) Reconciliation and calculation of Adjusted Earnings / (loss) Per Share

(In thousands of U.S. Dollars, except for share and per share data)

	Q1 2023	Q1 2022
Net (loss) / income	(4,185)	3,671
Stock based compensation	3,680	2,679
Loss on extinguishment of debt	110	1,279
Loss on forward freight agreements, net	50	36
Adjusted net (loss) / income	(345)	7,665
Adjusted (loss) / earnings per common share, basic	(0.02)	0.44
Adjusted (loss) / earnings per common share, diluted	(0.02)	0.43
Weighted average number of common shares outstanding, basic	17,929,142	17,231,175
Weighted average number of common shares outstanding, diluted	17,929,142	17,721,863

To derive Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share from Net Income/(Loss), we exclude non-cash items, as provided in the table above. We believe that Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as gain/(loss) on extinguishment of debt and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Interest and Finance Costs to Cash Interest and Finance Costs Reconciliation:

(In thousands of U.S. Dollars)

	Q1 2023	Q1 2022
Interest and finance costs, net	(5,261)	(2,850)
Add: Amortization of deferred finance charges and other discounts	959	576
Add: Amortization of other deferred charges (shares issued to third party)	64	82
Cash interest and finance costs	(4,238)	(2,192)

Second Quarter 2023 TCE Guidance:

As of the date hereof, approximately 75% of the Company fleet’s expected operating days in the second quarter of 2023 have been fixed at an estimated TCE of approximately $18,626. Assuming that for the remaining operating days of our index-linked T/Cs, the respective vessels’ TCE will be equal to the average Forward Freight Agreement (“FFA”) rate of $18,825 per day (based on the FFA curve of May 22, 2023), our estimated TCE for the second quarter of 2023 will be approximately $18,8705. The following table provides the break-down of index-linked charter and fixed-rate charters in the second quarter of 2023:

5 This guidance is based on certain assumptions and there can be no assurance that these TCE estimates, or projected utilization will be realized. TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE realized will vary with the underlying index, and for the purposes of this guidance, the TCE assumed for the remaining operating days of the quarter for an index-linked T/C is equal to the average FFA rate of $18,825 based on the curve of May 22, 2023. Spot estimates are provided using the load-to-discharge method of accounting. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE will be reduced accordingly.

	Operating Days	TCE
TCE - fixed rate (index-linked conversion)	455	21,079
TCE - fixed rate	0	N/A
TCE – index-linked	1,001	17,866
Total / Average	1,456	18,870

First Quarter and Recent Developments:

Dividend Distribution for Q4 2022 and Declaration of Q1 2023 Dividend

On April 25, 2023, the Company paid the previously announced quarterly dividend of $0.025 per share, for the fourth quarter of 2022, to all shareholders of record as of March 31, 2023.

The Company also declared a cash dividend of $0.025 per share for the first quarter of 2023 payable on or about July 6, 2023 to all shareholders of record as of June 22, 2023.

Buyback of Convertible Note

On January 3, 2023, the Company repaid $8.0 million of the convertible note issued to Jelco Delta Holding Corp. (“Note”) at its face value, without any additional consideration in accordance with the terms of the Note. Based on a conversion price of $12 per share, the buyback pre-empted the potential issuance of 667,000 shares. There is approximately $3.2 million currently outstanding under the Note, which is the only remaining convertible note issued by the Company.

Stock Purchases by the CEO & CFO

Seanergy’s Chairman and Chief Executive Officer, Stamatis Tsantanis, has purchased 145,000 shares at an average price of $5.17 per share, or approximately $750,000 worth of SHIP common stock, in the open market. In addition, the Company’s CFO, Stavros Gyftakis, has purchased 18,510 shares at an average price of $5.40 per share, or approximately $100,000 worth of SHIP common stock in the open market.

Completion of the tender offer for the purchase of the Class E Common Share Purchase Warrants

On January 10, 2023, the Company completed its tender offer to purchase all outstanding Class E Warrants at a price of $0.20 per warrant. The total number of warrants tendered was 4,038,114 warrants, representing approximately 47% of the outstanding Class E Warrants. The remaining outstanding Class E Warrants are exercisable to purchase up to 449,459 of the Company's common shares at an exercise price of $4.965 per common share.

Vessel Transactions and Commercial Updates

M/V Championship new time-charter agreement

On April 24, 2023, the M/V Championship commenced employment under a new T/C agreement at an index linked rate, at a premium over the BCI, with the same charterer. The new time charter will have a duration of about 24 to about 30 months and a new scrubber profit share scheme has been introduced, with Seanergy receiving the majority of the monetary benefit.

M/V Knightship time-charter extension

On March 28, 2023, the charterer of the M/V Knightship agreed to exercise the first optional period extending the T/C after the maximum original period for a period of about 11 months to about 13 months including the option to the Company to convert this charter party to a fixed rate based on prevailing BCI FFA rate.

M/V Geniuship time-charter extension

On February 8, 2023, the charterer of the M/V Geniuship agreed to extend the T/C agreement in direct continuation from the maximum duration of the previous agreement. The extension period is from about 11 months to a maximum of 15 months, while all other terms of the T/C remain unaltered.

Profitable sale of M/V Goodship and M/V Tradership and delivery to their new owners

On February 10, 2023 and February 28, 2023, the Company delivered to their new owners the 177,536 dwt M/V Goodship and the 176,925 dwt M/V Tradership, respectively. The Company entered into agreements for the sale of the two capesize dry-bulk vessels in December 2022 for an aggregate price of $36.25 million. The combined profit from the sale of the two vessels reached approximately $8.1 million.

Financing Updates

M/V Lordship sale & leaseback agreement

On April 24, 2023, the Company entered into a $19.0 million sale and leaseback agreement to partially refinance the loan facility with Alpha Bank, secured by the M/V Lordship, as well as M/Vs Squireship and Friendship. The M/V Lordship was sold and chartered back on a bareboat basis for a period of 4 years and 5 months. The Company has continuous options to repurchase the vessel at predetermined prices, following the second anniversary of the bareboat charter. At the end of the bareboat period, Seanergy has the option to repurchase the vessel for $7.8 million. The $19.0 million financing bears interest of 3-month term SOFR plus 3.00% per annum. The new interest rate is 50 bps lower than that of the previous financing. Approximately $6.6 million of additional liquidity was released to the Company through the refinancing. The charterhire principal will amortize over fifty-three consecutive monthly installments, averaging approximately $0.2 million each.

M/V Championship sustainability linked loan facility

On April 18, 2023, the Company amended and restated the loan facility with Danish Ship Finance secured by the M/Vs Fellowship and Premiership to refinance the sale and leaseback agreement for the M/V Championship. The amended and restated facility includes a new tranche of $15.8 million secured by the M/V Championship, while a sustainability adjustment mechanism was introduced in respect of the underlying interest rate of the facility. The new tranche has a five-year term and amortizes over twenty consecutive quarterly payments, averaging approximately $0.6 million per quarter. The interest rate is 2.65% plus 3-month Term SOFR and can fluctuate by 0.05% based on certain emission reduction thresholds.

M/V Knightship sale & leaseback agreement

On March 29, 2023, the Company entered into a $19.0 million sale and leaseback agreement to refinance a previous sale and leaseback agreement with AVIC, secured by the M/V Knightship. The vessel was sold and chartered back on a bareboat basis for a six-year period commencing on April 6, 2023. The Company has continuous options to repurchase the vessel at predetermined prices, following the second anniversary of the bareboat charter. At the end of the six-year bareboat period, the ownership of the vessel will be transferred to Seanergy at no additional cost. The $19.0 million financing bears interest of 3-month term SOFR plus 2.80% per annum. The new interest rate is 120 bps lower than that of the previous financing. Approximately $8.5 million of additional liquidity was released to the Company through the refinancing. The charterhire principal will amortize over seventy-two consecutive monthly installments, averaging approximately $0.3 million each.

Prepayment of Aegean Baltic Bank Loan Facility

In connection with the sales of the M/V Goodship and M/V Tradership, the Company prepaid on February 9, 2023, the outstanding amount of $6.1 million of the tranche secured by the M/V Goodship and on February 24, 2023, the outstanding amount of $6.8 million of the second and final tranche of the facility, secured by the M/V Tradership.

Conference Call:

The Company’s management will host a conference call to discuss financial results on Thursday, May 25, 2023 at 10:00 a.m. Eastern Time.

Audio Webcast:

There will be a live, and then archived, webcast of the conference call available through the Company’s website. To listen to the archived audio file, visit our website, following the Webcast & Presentations section under our Investor Relations page. Participants to the live webcast should register on the Seanergy website approximately 10 minutes prior to the start of the webcast, following this link.

Conference Call Details:

Participants have the option to register for the call using the following link. You can use any number from the list or add your phone number and let the system call you right away.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	March 31, 2023	December 31, 2022*
ASSETS
Cash and cash equivalents, restricted cash and term deposits	20,511	32,477
Vessels, net and Vessels held for sale	428,205	462,385
Other assets	17,697	18,738
TOTAL ASSETS	466,413	513,600

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt and other financial liabilities	222,922	244,866
Convertible notes	2,910	10,833
Other liabilities	20,726	36,202
Stockholders’ equity	219,855	221,699
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	466,413	513,600

* Derived from the audited consolidated financial statements as of that date

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2023	2022
Vessel revenue, net	17,384	29,666
Fees from related parties	642	-
Revenue, net	18,026	29,666
Expenses:
Voyage expenses	(657)	(979)
Vessel operating expenses	(10,913)	(9,912)
Management fees	(229)	(376)
General and administrative expenses	(5,905)	(4,315)
Depreciation and amortization	(7,077)	(6,265)
Loss on forward freight agreements, net	(50)	(36)
Gain on sale of vessel	8,094	-
Operating income	1,289	7,783
Other income / (expenses):
Interest and finance costs, net	(5,261)	(2,850)
Loss on extinguishment of debt	(110)	(1,279)
Other, net	(103)	17
Total other expenses, net:	(5,474)	(4,112)
Net (loss) / income	(4,185)	3,671

Net (loss) / income per common share, basic	(0.23)	0.21
Net (loss) / income per common share, diluted	(0.23)	0.21
Weighted average number of common shares outstanding, basic	17,929,142	17,231,175
Weighted average number of common shares outstanding, diluted	17,929,142	17,721,863

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	March 31,
	2023	2022
Net cash (used in) / provided by operating activities	(264)	7,549

Vessels acquisitions and improvements	-	(2,042)
Proceeds from sale of assets	23,910	-
Term deposits	-	1,500
Other fixed assets, net	(47)	(18)
Net cash provided by / (used in) investing activities	23,863	(560)

Proceeds from long-term debt and other financial liabilities	-	21,300
Repayments of long-term debt and other financial liabilities	(22,994)	(24,652)
Repayments of convertible notes	(8,000)	(10,000)
Payments for fractional shares of reverse stock split	(23)	-
Payments of financing and stock issuance costs	-	(378)
Dividends paid	(4,548)	-
Net cash used in financing activities	(35,565)	(13,730)

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for interest	4,422	2,324

Noncash investing activities
Vessels acquisitions and improvements	-	836

Noncash financing activities
Dividends declared but not paid	500	8,916

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company’s operating fleet consists of 16 Capesize vessels with an average age of approximately 12.3 years and an aggregate cargo carrying capacity of approximately 2,846,965 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com